Exhibit 99.1

Focus Media Reports First Quarter 2011 Results

SHANGHAI, China, May 24, 2011 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home lifestyle community digital media group, today announced its unaudited financial results for the first quarter ended March 31, 2011.

Highlights for First Quarter 2011:

● Total net revenue for the first quarter of 2011 was $146.6 million, of which

● Aggregate net revenue from the LCD display network (including the movie theater network), in-store network and poster frame network was $136.1 million, which exceeded by approximately 11% the mid-point of the Company’s guidance range of $122-124 million. This represented year-on-year growth of 54% from $88.1 million for the first quarter of 2010; and

● Net revenue from the traditional outdoor billboard network for the first quarter of 2011 was $10.5 million, meeting the Company’s guidance of $10-11 million. This represented year-on-year growth of 21% from $8.7 million for the first quarter of 2010.

● GAAP net income attributable to Focus Media for the first quarter of 2011 was $20.5 million, compared to $47.2 million for the fourth quarter of 2010 due to seasonality and GAAP net loss of $1.0 million for the first quarter of 2010.

● Non-GAAP net income attributable to Focus Media for the first quarter of 2011 was $42.4 million, also exceeding the mid-point of the Company’s guidance range of $36-$38 million by 15%, representing year-on-year growth of 83% from non-GAAP net income attributable to Focus Media of $23.2 million for the first quarter of 2010. Please see the sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” elsewhere in this announcement for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.15, compared to $0.33 per fully diluted ADS for the fourth quarter of 2010 due to seasonality and a loss of $0.01 per ADS in the first quarter of 2010.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.30, representing year-on year growth of 88% from $0.16 per fully diluted ADS for the first quarter of 2010.

Highlights for Balance Sheet and Cash Flow Results of First Quarter 2011:

● Cash, cash equivalents and held-to-maturity investments were $557.9 million as of March 31, 2011, decreasing by 6% from $592.0 million as of December 31, 2010 primarily due to cash outflow for the investment in VisionChina Media Inc. (Nasdaq: VISN , hereinafter referred to as “VisionChina”).

● Net accounts receivable for the LCD display network (including the movie theater network), in-store network and poster frame network was $161.2 million as of March 31, 2011, an increase of 11% from $144.6 million as of December 31, 2010 due to seasonally slow cash collection at the beginning of the year. Days sales outstanding on a rolling basis was 95 days in the first quarter of 2011 versus 97 days for the first quarter of 2010 and 85 days for the fourth quarter of 2010 due to seasonally slow cash collection at the beginning of the year.

● Net cash inflow from operating activities in the first quarter of 2011 was $14.5 million, representing a 146% increase from $5.9 million for the first quarter of 2010.

● Capital expenditures were $5.9 million for the first quarter of 2011, mostly attributable to new screens deployment.

● Purchase of subsidiaries paid in the first quarter of 2011 was $3.6 million, primarily attributable to the poster frame network.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “We are encouraged by the strong start for the year, and are confident of reaching our business objectives for the rest of the year. Nevertheless, there remains a bit of uncertainty over the PRC macro-economic environment as a result of the continued economic tightening measures. We will continue to work diligently to navigate through the challenges ahead to execute our business plan. We plan to launch Focus Media’s next generation of screens in seven cities in the second half of this year. We believe these next generation screens will equip Focus Media with capabilities to provide interactive, measurable, location based search (LBS) services to advertisers, which we believe is of great importance for Focus Media’s next era of growth. We also plan to embark upon a small minority investment in a company that will work hand in hand with Focus Media to provide online and mobile services support to enhance Focus Media’s LBS capability.”

Kit Low, the Company Chief Financial Officer added, “In the first quarter of 2011, the Company achieved aggregate net revenue year on year growth in our LCD display (including the movie theater network), in-store and poster frame businesses of 54%, partially helped by better managed seasonality as compared to first quarter of 2010. GAAP net income attributable to Focus Media and non-GAAP net income attributable to Focus Media for the first quarter of 2011 was $20.5 million and $42.4 million, respectively. Despite a seasonally slow quarter of cash flow collection in the beginning of a year, we accomplished a positive net cash inflow from operating activities after deducting the purchase of equipment and subsidiaries of $5.0 million in the first quarter of 2011 as compared to a net cash outflow of $10.4 million in the first quarter of 2010. Investing in the next generation of screens is worthwhile for Focus Media, which we believe will greatly enhance Focus Media’s competitive advantage in the future.”

First Quarter 2011 financial results

Advertising net revenue from the LCD display network (including the movie theatre network) was $90.5 million for the first quarter of 2011, representing an increase of 63% from $55.6 million for the first quarter of 2010 and a decrease of 7% from $97.3 million for the fourth quarter of 2010 due to seasonality.

Advertising net revenue from the poster frame network was $36.1 million for the first quarter of 2011, representing an increase of 46% from $24.8 million for the first quarter of 2010 and a decrease of 9% from $39.6 million for the fourth quarter of 2010 due to seasonality.

Advertising net revenue from the in-store network was $9.5 million for the first quarter of 2011, representing an increase of 23% from $7.7 million for the first quarter of 2010 and a slight decrease of 3% from $9.8 million for the fourth quarter of 2010, also due to seasonality.

As of March 31, 2010, the total installed base of LCD displays in our LCD display network was 170,104 nationwide, including 162,909 displays through our directly owned networks, and 7,195 displays through our regional distributors, as compared to total LCD displays of 164,575 as of December 31, 2010. The total number of non-digital frames available for sale in our poster frame network was 342,728 as of March 31, 2011, as compared to 300,012 as of December 31, 2010. In addition, as of March 31, 2011, we had 35,685 digital frames installed in our poster frame network, a slight decrease from 35,810 as of December 31, 2010 due to optimization of the network. The total number of displays installed in our in-store network was 48,826 as of March 31, 2011, as compared to 48,179 as of December 31, 2010.

Advertising net revenue from the traditional outdoor billboard network was $10.5 million for the first quarter of 2011, representing an increase of 21% from $8.7 million for the first quarter of 2010 and a decrease of 19% from $13.0 million for the fourth quarter of 2010 due to seasonality.

Non-GAAP gross profit from the LCD display network (including the movie theatre network) for the first quarter of 2011 was $66.0 million, representing an increase of 68% from $39.2 million for the first quarter of 2010 and a decrease of 11% from $74.4 million for the fourth quarter of 2010 due to lower revenue as a result of seasonality.

Non-GAAP gross profit from the poster frame network for the first quarter of 2011 was $11.6 million, representing an increase of 45% from $8.0 million for the first quarter of 2010 and a decrease of 30% from $16.5 million for the fourth quarter of 2010 also due to lower revenue as a result of seasonality.

Non-GAAP gross profit from the in-store network for the first quarter of 2011 was $3.8 million, an increase of 58% from $2.4 million for the first quarter of 2010 and substantially unchanged from $3.7 million for the fourth quarter of 2010.

Non-GAAP gross profit from the traditional outdoor billboard network for the first quarter of 2011 was $1.8 million, substantially unchanged from $1.8 million for the first quarter of 2010 and representing a 49% decrease from $3.5 million for the fourth quarter of 2010.

Non-GAAP operating expense for the first quarter of 2011 was $37.0 million, an increase of 50% from $24.6 million for the first quarter of 2010 mainly due to sales commission increase as a result of year-on-year revenue growth and an increase of 13% from $32.7 million for the fourth quarter of 2010 mainly due to the increase of bad debt expenses in the amount of $2.8 million as there was a reversal of previously accrued bad debt expenses of $2.5 million in the fourth quarter of 2010 due to better-than-expected collections at the year end.

Net cash provided by operating activities for the first quarter of 2011 was $14.5 million, representing a 146% increase from $5.9 million for the first quarter of 2010.

Net cash used in investing activities for the first quarter of 2011 was $108.6 million. In the first quarter of 2011, the Company incurred capital expenditures of $5.9 million, subsidiary acquisition payments of $3.6 million and made $48.8 million (as initial 80% payment) for purchasing 15% stake of VisionChina as well as the net cash outflow for investment in held-to-maturity investments of $57.9 million.

Business Outlook for Second Quarter 2011

The Company provides the following guidance with respect to the second quarter ending June 30, 2011:

Net revenues for the core business (inclusive of the LCD display network and other, the in-store network and the poster frame network) are expected to be in the range of $149-$151 million, the mid-point of which would represent year-on-year growth of 34% and quarter on quarter growth of 10%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $11-$13 million. The Company’s non-GAAP net income is expected to be in the range of $54-$56 million. Our non-GAAP net income guidance excludes any contribution from our 15% stake in VisionChina. The Company estimates the weighted average fully diluted ADS count for the quarter at 143 million, assuming no further share repurchases during the quarter.

Minority Investment

Focus Media plans to make an initial investment of approximately $1.5 million in exchange for a 15% stake in Enjoy China Technology Development Company Limited (“Enjoy”). At the same time, Focus Media also plans to enter into a service exchange contract with Enjoy. The service exchange contract will be negotiated on an arms-length basis and to be approved by Focus Media’s audit committee. Focus Media has the first right of refusal to purchase an additional Enjoy stake in the event other shareholders decide to sell down their stake at an arms-length market price. Focus Media will also have the first right of refusal to participate in future rounds of financing by Enjoy. JJ Media (a company owned by the Chairman and CEO of Focus Media, Mr. Jason Jiang) is also anticipated to have 34% stake in Enjoy. The remaining stakes are expected to be owned by two independent third parties. We expect to complete the initial investment by the second half of 2011.

Change in Directorship

Effective May 24, 2011, Mr. Alex Deyi Yang, General Manager and Executive Director of Focus Media, has resigned from all his positions in Focus Media. At the same time, Mr. Kit Leong Low, current Chief Financial Officer of Focus Media, has been appointed as an Executive Director to the Board. “I would like to express my sincere thanks to the Board of Focus Media for offering me the opportunities over the years to learn and grow as an executive and director of Focus Media. It has been a difficult decision, but I believe it is now a right time for me to move to the next chapter of my career to pursue a personal venture of mine” said Mr. Yang. “On behalf of the Board and the team at Focus Media, I would like to express our deepest gratitude towards Mr. Alex Deyi Yang for his tremendous contributions to Focus Media over the years. We wish him all the very best for his future endeavors. At the same time, we would like to extent our warm welcome to Mr. Kit Leong Low for joining the Board.” said Mr. Jason Jiang.

Announced Share Repurchase Program

Focus Media has a $300 million share repurchase program to be expired by June 2011. As of May 24, 2011, the Company has cumulatively spent $240 million in share repurchases.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of March 31, 2011, which was $1 to RMB 6.5564. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the first quarter of 2011, which was $1 to RMB 6.5713. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted Earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired equity method investments, gain or loss from equity method investee and impairment charges of goodwill. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly including share-based compensation expenses, amortization of acquired intangible assets, profit or loss from disposal of previously acquired equity method investments, gain or loss from equity method investee and impairment charges. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended March 31, 2011
	GAAP	(1)	(2)	(3)	Non- GAAP
Gross Profit
LCD display and other:	64,649	196	1,110	—	65,955
-LCD display network	62,880	196	1,094	—	64,170
-Movie theater network	1,769	—	16	—	1,785
Poster frame network	10,374	—	1,178	—	11,552
In-store network	3,811	—	—	—	3,811
Traditional outdoor billboard network	1,387	—	445	—	1,832

Total Gross Profit	80,221	196	2,733	—	83,150

General and administrative	26,624	(14,154)	—	—	12,470
Selling and marketing	31,201	(917)	(1,058)	—	29,226
Other operating income, net	(4,705)	—	—	—	(4,705)

Total operating expense	53,120	(15,071)	(1,058)	—	36,991

Operating profit from continuing operations	27,101	15,267	3,791	—	46,159
Profit before tax from continuing operations and loss from equity method investee	29,462	15,267	3,791	—	48,520
Net profit from continuing operations	19,781	15,267	3,791	2,774	41,613
Net profit from discontinued operations	—	—	—	—	-
Net income attributable to Focus Media	20,549	15,267	3,791	2,774	42,381

Basic net income from continuing operations per ADS	0.15				0.31
Diluted net income from continuing operations per ADS	0.14				0.30
Basic net income from discontinued operations per ADS	—				-
Diluted net income from discontinued operations per ADS	—				-
Basic net income attributable to Focus Media per ADS	0.15				0.31
Diluted net income attributable to Focus Media per ADS	0.15				0.30

ADS used in calculating basic income per ADS	135,594,008				135,594,008

ADS used in calculating diluted income per ADS	140,394,354				140,394,354

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee

	Three months ended December 31, 2010
	GAAP	(1)	(2)	Non- GAAP
Gross Profit
LCD display and other:	73,188	129	1,098	74,415
-LCD display network	73,000	129	1,082	74,211
-Movie theater network	188	—	16	204
Poster frame network	14,558	—	1,965	16,523
In-store network	3,745	—	—	3,745
Traditional outdoor billboard network	3,080	—	439	3,519

Total Gross Profit	94,571	129	3,502	98,202

General and administrative	16,763	(6,056)	—	10,707
Selling and marketing	29,927	(610)	(1,046)	28,271
Other operating income, net	(6,296)	—	—	(6,296)

Total operating expense	40,394	(6,666)	(1,046)	32,682

Operating profit from continuing operations	54,177	6,795	4,548	65,520
Profit before tax from continuing operations	55,989	6,795	4,548	67,332
Net profit from continuing operations	47,258	6,795	4,548	58,601
Net profit from discontinued operations	—	—	—	—
Net income attributable to Focus Media	47,154	6,795	4,548	58,497

Basic net income from continuing operations per ADS	0.35			0.43
Diluted net income from continuing operations per ADS	0.33			0.41
Basic net income from discontinued operations per ADS	—			—
Diluted net income from discontinued operations per ADS	—			—
Basic net income attributable to Focus Media per ADS	0.35			0.43
Diluted net income attributable to Focus Media per ADS	0.33			0.41

ADS used in calculating basic income per ADS	135,679,003			135,679,003

ADS used in calculating diluted income per ADS	141,661,330			141,661,330

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.

	Three months ended March 31, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display and other:	38,045	280	854	—	—	39,179
-LCD display network	35,210	280	839	—	—	36,329
-Movie theater network	2,835	—	15	—	—	2,850
Poster frame network	6,351	—	1,639	—	—	7,990
In-store network	2,443	—	—	—	—	2,443
Traditional outdoor billboard network	1,381	—	427	—	—	1,808

Total Gross Profit	48,220	280	2,920	—	—	51,420

General and administrative	21,317	(11,290)	—	—	—	10,027
Selling and marketing	20,593	(1,232)	(1,017)	—	—	18,344
Goodwill impairment loss	5,736	—	—	(5,736)	—	—
Other operating income, net	(3,796)	—	—	—	—	(3,796)

Total operating expense	43,850	(12,522)	(1,017)	(5,736)	—	24,575

Operating profit from continuing operations	4,370	12,802	3,937	5,736	—	26,845
Profit before tax from continuing operations	4,799	12,802	3,937	5,736	1,288	28,562
Net (loss) profit from continuing operations	(1,395)	12,802	3,937	5,736	1,288	22,368
Net profit from discontinued operations	804	—	377	—	—	1,181
Net (loss) income attributable to Focus Media	(954)	12,802	4,314	5,736	1,288	23,186

Basic net (loss) income from continuing operations per ADS	(0.01)					0.15
Diluted net (loss) income from continuing operations per ADS	(0.01)					0.15
Basic net income from discontinued operations per ADS	0.01					0.01
Diluted net income from discontinued operations per ADS	0.01					0.01
Basic net (loss) income attributable to Focus Media per ADS	(0.01)					0.16
Diluted net (loss) income attributable to Focus Media per ADS	(0.01)					0.16

ADS used in calculating basic (loss) income per ADS	145,055,601					145,055,601

ADS used in calculating diluted (loss) income per ADS	145,055,601					148,482,403

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill.
(4). Loss from disposal in investment of equity affiliate.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter 2011 results at 9:00 p.m. U.S. Eastern Time on May 24, 2011 (6:00 p.m. U.S. Pacific Time on May 24, 2011 and 9:00 a.m. Beijing/Hong Kong Time on May 25, 2011). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1. 866.713.8562, Hong Kong dial-in number +852.3002.1672, International dial-in number +1. 617.597.5310; Pass code: 22711316.

A replay of the call will be available from May 25, 2011 12:00 am until June 1, 2011 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 99144132. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of March 31, 2011, Focus Media’s digital out-of-home advertising network had approximately 219,000 LCD displays (including the LCD display network and in-store network) and approximately 378,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2011-03-31	2010-12-31
ASSETS
Current assets
Cash and cash equivalents	361,061	454,476
Held-to-maturity investments	196,852	137,551
Accounts receivable, net	175,045	157,329
Prepaid expenses and other current assets	47,347	53,352
Deposit paid for acquisition of subsidiaries	1,174	1,163
Rental deposits	46,797	46,614
Other current assets	1,951	1,877

Total current assets	830,227	852,362
Rental deposits, non-current	5,166	5,682
Equipment, net	67,699	68,887
Acquired intangible assets, net	20,918	24,162
Goodwill	427,252	425,335
Investment under equity method	58,474	—
Other long term assets	7,668	7,732
Total assets	1,417,404	1,384,160

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	17,603	16,589
Accrued expenses and other current liabilities	119,560	121,764
Income taxes payable	292	8,890
Amount due to Related parties	2,336	1,848
Deferred tax liabilities	23,867	23,628

Total current liabilities	163,658	172,719
Deferred tax liabilities, non-current	9,982	9,998

Total liabilities	173,640	182,717

Equity
Ordinary shares	34	34
Additional paid in capital	1,700,879	1,685,149
Subscription receivable	(203)	(91)
Accumulated deficit	(542,403)	(562,953)
Accumulated other comprehensive income	85,307	78,340

Total Focus Media equity	1,243,614	1,200,479
Noncontrolling interests	150	964

Total equity	1,243,764	1,201,443

Total liabilities and equity	1,417,404	1,384,160

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollar in thousands, except earnings per ADS and ADS data)

	Three months ended

	2011-03-31	2010-12-31	2010-03-31
Revenues
LCD display network and other:	98,458	107,258	61,250
-LCD display network	90,024	101,455	55,428
-Movie theater network	8,434	5,803	5,822
In-store network	10,405	10,865	8,488
Poster frame network	39,282	43,554	27,413
Traditional outdoor billboard network	10,622	13,261	8,850

Total gross revenues	158,767	174,938	106,001
Less: Sales taxes	12,192	15,238	9,247

Total net revenue (note 1)	146,575	159,700	96,754

Cost of revenues
LCD display network and other:	25,813	24,094	17,580
-LCD display network	19,624	19,058	14,945
-Movie theater network	6,189	5,036	2,635
In-store network	5,701	6,094	5,219
Poster frame network	25,705	25,071	18,448
Traditional outdoor billboard network	9,135	9,870	7,287

Total cost of revenues	66,354	65,129	48,534

Gross profit	80,221	94,571	48,220

Operating expenses
General and administrative	26,624	16,763	21,317
Selling and marketing	31,201	29,927	20,593
Impairment loss	—	—	5,736
Other operating income, net	(4,705)	(6,296)	(3,796)

Total operating expenses	53,120	40,394	43,850

Operating profit	27,101	54,177	4,370
Interest income	2,361	1,812	1,717
Investment loss	—	—	1,288
Income from continuing operations before income taxes and loss from equity method investee	29,462	55,989	4,799
Provision for income taxes	6,907	8,731	6,194
Loss from equity method investee	2,774	—	-

Net income (loss) from continuing operations	19,781	47,258	(1,395)
Net income (loss) from discontinued operations, net of tax	—	—	804

Net income (loss)	19,781	47,258	(591)
Less: Net (loss) income attributable to noncontrolling interests	(768)	104	363

Net income (loss) attributable to Focus Media	20,549	47,154	(954)

Net income (loss) from continuing operations per ADS
-basic	0.15	0.35	(0.01)
-diluted	0.14	0.33	(0.01)
Net income from discontinued operations per ADS
-basic	—	—	0.01
-diluted	—	—	0.01
Net income (loss) attributable to Focus Media per ADS
-basic	0.15	0.35	(0.01)

-diluted	0.15	0.33	(0.01)

ADS used in calculating basic income (loss) per ADS	135,594,008	135,679,003	145,055,601

ADS used in calculating diluted income (loss) per ADS	140,394,354	141,661,330	145,055,601

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended
	2011-03-31	2010-12-31	2010-03-31
Gross revenues
LCD display network	90,024	101,455	55,428
Movie theater network	8,434	5,803	5,822
In-store network	10,405	10,865	8,488
Poster frame network	39,282	43,554	27,413
Traditional outdoor billboard network	10,622	13,261	8,850
Total gross revenues	158,767	174,938	106,001

Less: Sales taxes
LCD display network	7,519	9,397	5,273
Movie theater network	477	579	352
In-store network	893	1,026	826
Poster frame network	3,203	3,925	2,614
Traditional outdoor billboard network	100	311	182
Total sales tax	12,192	15,238	9,247

Net revenues
LCD display network	82,505	92,058	50,155
Movie theater network	7,957	5,224	5,470
In-store network	9,512	9,839	7,662
Poster frame network	36,079	39,629	24,799
Traditional outdoor billboard network	10,522	12,950	8,668
Total net revenues	146,575	159,700	96,754

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended
	2011-03-31	2010-12-31	2010-03-31
Operating activities:
Net income (loss)	19,781	47,258	(591)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expenses	2,000	(750)	1,856
Share-based compensation	15,267	6,795	12,802
Depreciation	7,076	6,478	7,643
Amortization of acquired intangible assets	3,791	4,548	4,314
Loss on disposal of equity method investment	—	—	1,288
Loss from equity method investee	2,774	—	—
Impairment charges for goodwill, acquired intangible assets and fixed assets	—	—	5,736
Others	35	77	35
Net changes in current assets and current liabilities, net of effects of acquisitions	(36,206)	43,586	(27,146)

Net cash provided by operating activities	14,518	107,992	5,937

Investing activities:
Purchase of equipment and other long term assets	(5,869)	(7,092)	(1,076)
Payment paid to acquired subsidiaries	(3,611)	(13,881)	(15,213)
Investment in equity method investee	(48,803)	—	—
Investment in held-to-maturity investments	(112,964)	(21,450)	—
Proceeds from the sale of held-to-maturity investments	55,054	—	29,290
Proceeds received from disposal of fixed assets	299	162	—
Disposal of subsidiaries	7,296	—	2,182
Net cash (used in)/provided by investing activities	(108,598)	(42,261)	15,183

Financing activities:
Cash used for share repurchase	(3,000)	—	—
(Repayment to) capital injection from noncontrolling interests	(76)	—	9,044
Proceeds from issuance of ordinary shares,	317	784	—
Net cash (used in)/provided by financing activities	(2,759)	784	9,044

Effect of exchange rate changes	3,424	4,708	238

Net (decrease) increase in cash and cash equivalents	(93,415)	71,223	30,402
Cash and cash equivalents, beginning of period	454,476	383,253	568,159

Cash and cash equivalents, end of period	361,061	454,476	598,561

Supplemental disclosure of cash flow information:
Income taxes paid	14,767	4,238	14,573

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	3,711	4,920	9,713